

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Andrew McCormick
General Counsel & Secretary
BRC Inc.
1144 S. 500 W
Salt Lake City, UT 84101

  Re: BRC Inc.
    Form 10-K for the fiscal year ended December 31, 2022
    Filed March 15, 2023
    File No. 001-41275

Dear Andrew McCormick:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing